Exhibit 99.1

Global Ship Lease Announces Public Offering of Senior Notes Due 2024
LONDON, November 13, 2019 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “Global Ship Lease”) announced today that it plans to offer senior unsecured notes due 2024 (the “Notes”) in a registered underwritten public offering (the “Notes Offering”). The Company intends to use the net proceeds of the Notes Offering to repay a portion of the Company’s 9.875% First Priority Secured Notes due 2022. The Company also intends to grant the underwriters a 30-day option to purchase additional Notes representing 15% of the offered amount of Notes from the Company. The Notes will be issued in minimum denominations of $25.00 per Note and integral multiples of $25.00 in excess thereof.
In connection with the Notes Offering, the Company has applied to list the Notes on the New York Stock Exchange (the “NYSE”) under the symbol “GSLD.” If approved for listing, trading on the NYSE is expected to commence within 30 days after the Notes are first issued.
B. Riley FBR, Inc., Ladenburg Thalmann & Co. Inc., Clarksons Platou Securities AS, Janney Montgomery Scott LLC, William Blair & Company L.L.C. and Fearnley Securities will act as joint book-running managers for the Notes Offering. National Securities Corp., Wedbush Securities Inc., Incapital LLC and Boenning & Scattergood, Inc. will act as co-managers for the Notes Offering.
This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement on Form F-3 relating to the Notes Offering was filed with the U.S. Securities and Exchange Commission (the “Commission”) and was declared effective by the Commission on November 7, 2019. The Notes may only be offered and sold by means of a prospectus supplement and an accompanying base prospectus. A prospectus supplement related to the offering of the Notes will be filed with the Commission and will be available on the Commission’s website at www.sec.gov. When available, copies of the prospectus supplement and accompanying base prospectus related to the Notes Offering may be obtained from the offices of B. Riley FBR, Inc. at 1300 North 17th Street, Suite 1400, Arlington VA 22209, by calling (703) 312-9580 or by emailing prospectuses@brileyfbr.com.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Including two 6,650 TEU containerships that the Company has contracted to purchase, Global Ship Lease owns 43 ships, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 237,462 TEU and an average age, weighted by TEU capacity, of 12.4 years as at September 30, 2019.
The average remaining term of the Company’s charters at September 30, 2019, to the mid-point of redelivery, including options under owner’s control, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $778 million. Contracted revenue was $862 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.9 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise or update any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

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